

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2017

Gerard M. Anderson
Chairman of the Board and Chief Executive Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279

      Re: **DTE Energy Company**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 9, 2017
              File No. 1-11607

Dear Mr. Anderson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief
                        Office of Consumer Products